Exhibit 99.1

Betterware

Eau d'Arômes
JAFRA
SALUD ES BELLEZA 213300202D0929
JAFRA

Betterware®

JAFRA

1Q2023 Highlights

Group

●     The acquisition of Jafra proves accretive, creating a resilient consolidated group with diversified and complimentary product lines, uniquely positioned for growth in attractive markets in Mexico and the United States.

●     Solid progress achieved during the period, with the behavior of the main variables stabilizing and in line with the estimates for each business.

●     Confirmed flexibility of our business model and on our ability to adapt to different market conditions, translates into improved profitability through cost control and efficient expenses, which are mostly variable.

●     The implemented initiatives at Betterware and Jafra, which represent a solid foundation for growing revenue, profitability, and more value for our shareholders, are already showing positive results.

●     Strong Balance Sheet, reducing total debt during the quarter and improving leverage ratio due to high cash flow generation.

Betterware

●     After a seasonal decline in associate´s base during the first four weeks of the year, our base grew 2.6% during the last two months of the quarter, confirming the positive trends.

●     Distributor´s EOP base grows 1.5% relative to 4Q2022, which gives us strength to boost growth in our associates base going forward.

●     Improving conditions in terms of international freight and input costs, coupled with an improved expense structure, result in significant improvements in terms of EBITDA and EBITDA margin relative to 4Q2022.

Jafra Mexico

●     JAFRA Mexico delivers exceptional performance, ahead of our plans for the quarter, boosted by a growing average consultant’s base, coupled with higher activity and productivity rates.

●     New Jafranet 2.0 App, expected during May 2023, will improve leaders and consultants´ capabilities to better manage their own business and become more efficient.

●     Improved working capital management significantly reduced cash conversion cycle, increasing days payable and reducing inventory days in 1Q2023.

Jafra USA

●     Focused on business turnaround, adapting our commercial strategies to improve client and consultant opportunity with a goal to bring stability to the business.

●     Early progress from reactivation and retention strategies allowed us to move from a consultant activity rate of 37.1% in February to 53.8% in March. Reactivation and retention will continue to be an important focus of Jafra USA.

●     Strong reactivation strategy with reactivation 99% above expectations and 84% above prior year.

1Q2023 Selected Financial Information

	1Q2023		1Q2022		%	4Q2022		%
Net Revenue	$3,268,948		$1,869,127		74.9%	$3,229,328		1.2%
Gross Margin/	72.8%		63.6%		919-bps	69.7%		306-bps
EBITDA	$658,956		$547,805		20.3%	$566,281		16.4%
EBITDA Margin	20.2%		29.3%		(915-bps )	17.5%		262-bps
Free Cash Flow	$678,810		$(141,093)		NA	$878,949		(22.8)%
Net Income	$191,669		$267,295		(28.3)%	$209,331		(8.4)%
EPS	$5.15		$7.16		(28.2)%	$5.62		(8.4)%
Net Debt / TTM EBITDA	2.3	x	0.4	x		2.6	x
Interest Coverage Ratio (TTM)	2.6	x	25.3	x		3.4	x

Message from Betterware´s Chairman

The Group's results for the first quarter of the year closed in line with our expectations. The behavior of the main variables remained stable and in line with the forecasts for each business. We are proud of the progress attained during the period, and we know that we are on the right path implementing proven strategies that are gaining traction and are expected to deliver increasing progress as we move through the year.

I am equally pleased with our acquisition of Jafra. While only a year since we have completed the acquisition, we have accomplished so much and Jafra’s results have surpassed our expectations. The team has adapted very quickly to the culture and dynamics of Betterware, injecting more energy and aggressiveness into the commercial part of the business and products’ innovation, both in its process and in the renewal of some of its brands. Discipline, coupled with administrative and financial control have managed to improve the profitability of the company, reaching higher levels of stability in the product cost, as well as in the direct and operating expenses. It is important to highlight that, since 3Q 2022, Jafra's sales force in Mexico has been gradually recovering, both in attracting new consultants, as well as in their retention and activity. With the return to normality, we have brought back in-person training and events with the sales force, which are essential to keep them motivated and assisting them to grow their business. Taking care of promotional cycles has helped us maintain our sales force and the activity month after month. Jafra's attractive and complimentary product portfolio has also helped us diversify the Group, which favors cash flow generation and maintains our financial strength in the face of an uncertain and changing environment, both nationally and internationally.

For Betterware, our performance during the first quarter of 2023 was key, laying the foundation for us to achieve our expected result for the year. We have several accomplishments to share, during the quarter we stabilized the business by reversing the downward trend in the sales force. In fact, in February and March we had net growth in both Associates and Distributors, improving the incorporation rate and reducing churn. This demonstrates the strength of our reinforced Sales Staff who have begun to show positive results; we are confident that this will be the basis to start growing our platform in the coming months and, consequently, enhance our sales. On the other hand, we have improved the catalog since January, both in design and in the product offering (we increased the number of SKUs, recovered the strength of our core product line, incorporated new categories, and encouraged the use of the digital catalog). All this effort helped to maintain sales at an appropriate level. And, although there is still more work to do, we were able to observe a different dynamic that allows us to be optimistic about what we can achieve from here on. In addition, I am pleased to remark that we returned to the margin levels we had at the beginning of 2022, which helps us to be in line with the EBITDA estimated for this period and for the year.

It is essential to remember that part of our success is based on the flexibility of our asset-light business model and on our ability to adapt to different market conditions, which translates into preserving our profitability through cost control and efficient expenses, which are mostly variable. This applies to both Betterware and Jafra, and we will leverage this to achieve better profitability and higher cash flow generation. Our solid business model, our knowledge and experience in direct selling companies, and our involvement in the business as the controlling group, completely differentiate Betterware de México from other public direct selling companies. We are proud of our track record of success since we started this company, recently demonstrated by a 2019-2022 sales CAGR of 55% and EBITDA CAGR of 38%, considering Jafra, and only considering Betterware´s operations, a 2019-2022 sales CAGR of 27% and EBITDA CAGR of 18%. More impressively, from 2001 to 2022, Betterware achieved a 20% net revenue CAGR and a 22% EBITDA CAGR.

Although the world's macroeconomic environment is still uncertain, we are confident that our different business units are heading in the right direction. The decisions made so far, and the initiatives we are implementing at Betterware and Jafra represent a solid foundation for growing revenue, profitability, and more value for our shareholders. I am sure that we will achieve our 2023 objectives and maintain sustained growth in the long term.

Luis G. Campos

Executive Chairman of the Board

Group’s Consolidated Financial Results

●	Net Revenue

Consolidated net revenue for 1Q2023 increased 74.9% to Ps. 3,268.9M from Ps. 1,869.1M in 1Q2022, mainly attributed to the inclusion of Jafra Mexico and Jafra USA results in this year´s results, which during the quarter accounted for 51% and 7% of consolidated net revenue, respectively.

Comparable net revenue, which only includes Betterware´s net revenue, decreased 25.4% YoY mostly due to a lower average associates and distributors base, partially offset by a higher average associate order.

On a QoQ basis, consolidated net revenue increased by 1.2%.

●	Gross Margin

Consolidated gross margin for 1Q2023 expanded 919-bps to 72.8%, compared to 63.6% in 1Q2022. Margin expansion is mainly explained by the inclusion of Jafra Mexico and Jafra USA results during 2022, partially offset by a 243-bps margin contraction in Betterware due to abnormally high gross margin during 1Q2022.

On a QoQ basis, consolidated gross margin expanded 306-bps mainly attributed to margin expansion in Betterware due to improved conditions in international freight prices.

●	EBITDA and EBITDA Margin

Consolidated EBITDA for 1Q2023 increased 20.3% to Ps. 659.0M from Ps. 547.8M in 1Q2022, largely attributed to the inclusion of Jafra Mexico in this year´s results, which during the quarter accounted for Ps. 277.5M and partially offset by a decline in EBITDA for Betterware and negative EBITDA contribution from Jafra USA. Comparable EBITDA (only Betterware) for 1Q2023 decreased 23.9%.

Consolidated EBITDA margin for the quarter contracted 915-bps mainly explained by the inclusion of Jafra Mexico and Jafra USA to our results, partially offset by a 59-bps margin expansion in Betterware due to increased operating leverage related to the alignment of expense structure to current operations.

On a QoQ basis, consolidated EBITDA increased 16.4% and consolidated EBITDA margin expanded 262-bps.

●	Net Income and EPS

Consolidated net income for 1Q2023 declined 28.3% to Ps. 191.7M from Ps. 267.3M in 1Q2022, essentially explained by a 617% increase in interest expenses due increased leverage to complete the Jafra Acquisition in April 2022, coupled with higher interest rates in Mexico. Earnings Per Share (EPS) for 1Q2023 was Ps. 5.15, compared to Ps. 7.16 in 1Q2022.

On a QoQ basis, consolidated net income decreased 8.4%.

●	Cash Flow

Consolidated cash flow from operations for 1Q2023 significantly improved to Ps. 682.0M, from Ps. (91.9M) in 1Q2022, due to efficient inventory management, coupled with cost and expense savings related to the corporate restructure to align to the new level of sales in Betterware, and the inclusion of Jafra´s operations in our results.

Consolidated CAPEX for 1Q2023 decreased 93.5% to Ps. 3.2M in 1Q2023 from Ps. 49.2M in 1Q2022, explained by lower investment requirements after the completion of Betterware´s distribution center during 2021 and low investment requirements in Jafra due to the current installed capacity.

Consolidated free cash flow, measured as cash flow from operations minus CAPEX, for 1Q2023 significantly improved to Ps. 678.8M from Ps. (141.1M) in 1Q2022, boosted mainly by a cash flow generation improvement in Betterware.

●	Balance Sheet

As of the end of 1Q2023, the Company’s balance sheet reflects strength, reinforced by the main attributes of our differentiated business model, namely high cash flow generation and asset-light business model. These key attributes, coupled with financial discipline and a special focus on the improvement of Jafra´s cash conversion cycle will allow us to reduce our leverage ratio to below 2.0x net debt to EBITDA by the end of 2023.

YoY, Inventories rose 9.7% to Ps 1,832.2M by the end of 1Q2023, mainly reflecting the incorporation of Jafra into our balance sheet. As mentioned in our previous earnings release, we had excess inventories worth Ps. 300M in Betterware due to lower-than-expected sales, and we have plans to gradually reduce inventory to align with sales growth during 2023 and 2024, without compromising sales of better-performing products and categories. Excess inventories were reduced by approximately Ps. 65M during the quarter, slightly ahead of our plans.

Net debt at quarter end was Ps. 5,388.1M, which represents a relevant increase relative to 1Q2022, almost exclusively related to the Jafra acquisition. Our leverage ratio increased in a YoY basis, from 0.4x Net Debt to Trailing-Twelve-Month EBITDA ratio in 1Q2022 to 2.3x in 1Q2023, but improving in a QoQ basis, compared to 2.6x in 4Q2022, which shows we are in the right track to reduce our leverage ratio.

1Q2023 Financial Results by Business

Betterware

●	Key Operating and Financial Metrics

		1Q2023	1Q2022	% vs. 1Q2022	4Q2022	% vs. 4Q2022
	Avg. Base	752,577	997,791	(24.6)%	819,790	(8.2)%
	EOP Base	764,024	961,692	(20.6)%	778,845	(1.9)%
Associates	Weekly Churn Rate	3.6%	3.6%	7-bps	3.7%	(6-bps )
	Weekly Activity Rate	27.8%	32.3%	(448-bps )	25.0%	282-bps
	Avg. Weekly Order	$1,002	$915	9.5%	$1,009	(0.7)%

	Avg. Base	39,028	48,133	(18.9)%	41,109	(5.1)%
	EOP Base	39,991	46,829	(14.6)%	39,413	1.5%
Distributors	Weekly Churn Rate	2.0%	2.0%	(5-bps )	2.0%	(2-bps )
	Weekly Activity Rate	79.3%	82.1%	(272-bps )	76.7%	264-bps
	Avg. Weekly Order	$6,754	$7,451	(9.4)%	$6,542	3.2%

	1Q2023	1Q2022	% vs. 1Q2022	4Q2022	% vs. 4Q2022
Net Revenues	$1,393,720	$1,869,127	(25.4)%	$1,373,493	1.5%
Gross Margin	61.2%	63.6%	(243-bps )	56.0%	517-bps
EBITDA	$416,752	$547,805	(23.9)%	$213,235	95.4%
EBITDA Margin	29.9%	29.3%	59-bps	15.5%	1,438-bps

We closed 1Q2023 in line with our expectations. Betterware´s network of distributors and associates continued to show positive stabilization trends during 1Q2023, as it did during the second half of 2022. On a QoQ basis, our associate´s EOP base was practically in line with the previous quarter, (1.9%) relative to 4Q2022, showing improving churn rates and weekly activity rates. It is relevant to mention that after a decline in associate´s base during the first four weeks of the year, which was expected due to seasonality, our base grew 2.6% during the last two months of the quarter, confirming the positive trend.

In terms of distributors, even considering the seasonality during the first weeks of the year, our EOP base has grown 1.5% relative to 4Q2022, showing stable weekly churn rates and improved weekly activity rates. Growth in our distributors base gives us strength to boost growth in our associates base going forward. Current trends reinforce our view that our commercial efforts are having a positive impact in our topline.

In terms of our profitability, during the quarter we benefited from improving conditions in terms of international freight and input costs, coupled with an improved expense structure, which is now in line with our current level of operations, and allowed us to show significant improvements in terms of EBITDA and EBITDA margin, which returned to the levels reached in previous years.

●	Net Revenue

For 1Q2023, Betterware´s net revenue declined 25.4% to Ps. 1,393.7M from Ps. 1,869.1M in 1Q2022, mainly explained by a lower average associate and distributor base during the period, down 24.6% and 18.9%, respectively, coupled with a decline in associate´s activity levels, from 32.3% to 27.8%. This was partially offset by a 9.5% increase in average associate´s orders, in line with the price increase last year.

On a QoQ basis, net revenue increased 1.5% relative to 4Q2022, with the size of our network stabilizing while improving weekly activity rates following the trends observed during the last two quarters of 2022.

●	Gross Margin

Betterware´s gross margin for 1Q2023 contracted 243-bps to 61.2%, compared to abnormally high gross margin of 63.6% in 1Q2022. On a QoQ basis, gross margin expanded 517-bps, mainly due to lower international freight expenses, and a positive impact of the appreciation of the Mexican Peso.

●	EBITDA and EBITDA Margin

Betterware´s EBITDA for 1Q2023 declined 23.9% to Ps. 416.8M from Ps. 547.8M in 1Q2022, in line with the decline in net revenue due to lower associate´s and distributor´s base.

Despite gross margin contraction and lower net revenue, EBITDA Margin expanded 59-bps to 29.9% during the quarter, compared to 29.3% in 1Q2022, which demonstrates that our operating expenses are now aligned to our current operations, resulting in improved profitability levels. Operating expenses were reduced 27% in absolute terms compared to 1Q2022, and represented 33.6% of net revenues in 1Q2023, compared to 34.5% in 1Q2022, showing positive results of our expense control strategies.

Compared to 4Q2022, EBITDA increased 95.4% and EBITDA margin expanded 1,438-bps, partly explained by a 517-bps gross margin expansion, coupled with the absence of non-recuring expenses which impacted our EBITDA margin in 4Q2022.

●	Update on Business strategies 2023

As mentioned in our 4Q2022 earnings release, we have been actively implementing different strategies to lay the foundation for growth and profitability for the years to come. During the quarter, we have made great advancements in these strategies, as well as executed other initiatives, namely:

●	Product offer: since the beginning of April, we have covered most of our core product line, recovering core concepts that we previously removed from our catalogue to adapt our portfolio during the pandemic. We also increased the number of SKUs to 360 and the number of pages to the catalogue by 8 pages.

●	Product Innovation: during March we launched two new categories, Wellness and Wipes. During 2Q2023 and 3Q2023, we will launch other categories previously announced, namely: Baby & Kids, Bedding, Hydration, Pets and Cleaning Consumables.

●	New Catalogues: during 1Q2023, we improved design for our digital and physical catalogues, which we expect to result in increased excitement, engagement, and better sales conversion rates. During May, we will be launching a new customizable digital catalogue, along with a new digital marketing campaign, which should increase our digital sales conversion rates. Downloads from the digital catalog increased substantially, going from 58K in 4Q2022 to 284K in 1Q2023.

●	Incentive programs: We reinforced our incentive programs to focus on (1) increasing attraction of new associates and distributors, improving their starting benefits and (2) improving retention of associates, granting them better bonuses during their first catalogues.

●	Technology: during February, we successfully completed the migration of our associates and distributors to Betterware+ App, with enhanced capabilities to increase our sales network efficiency and productivity. During the quarter, we incorporated a new functionality to ease the onboarding new associates and distributors. In April, we will launch a new functionality to improve tracking and visualization of our sales network´s performance.

●	Operations: we are set to start operations of our automated pick-and-pack Tower in June 2023, which should result in a productivity improvement of 5-10%. In terms of product sourcing, we are actively evaluating different geographies that could increase our diversification from China, while maintaining our costs. We will update investors on the developments in this front during the coming quarters.

Jafra Mexico

●	Key Operating and Financial Metrics

		1Q2023	1Q2022	% vs. 1Q2022	4Q2022	% vs. 4Q2022
Consultants	Avg. Base	448,982	382,219	17.5%	445,535	0.8%
	EOP Base	427,280	365,651	16.9%	455,969	(6.3)%
	Monthly Churn Rate	20.4%	25.1%	(470-bps )	16.8%	360-bps
	Monthly Activity Rate	51.7%	49.2%	250-bps	53.8%	(210-bps )
	Avg. Monthly Order	$2,063	$1,936	6.6%	$2,006	2.8%

Leaders	Avg. Base	19,030	20,848	(8.7)%	19,387	(1.8)%
	EOP Base	18,952	20,750	(8.7)%	19,290	(1.8)%
	Monthly Churn Rate	0.6%	0.6%	2-bps	1.4%	(79-bps )
	Monthly Activity Rate	94.3%	91.4%	290-bps	93.3%	100-bps
	Avg. Monthly Order	$2,259	$2,195	2.9%	$2,295	(1.6)%

	1Q2023	4Q2022	%
Net Revenue	$1,662,405	$1,522,363	9.2%
Gross Margin	82.0%	80.7%	134-bps
EBITDA	$277,549	$333,417	(16.8)%
EBITDA Margin	16.7%	21.9%	(521-bps )

*	Jafra´s financial results prior to the acquisition (April 7th, 2022) are not fully comparable due to differences accounting methods. Before the acquisition Jafra used German GAAP standards and since April 7th, 2022, we use IFRS Standards.

The successful replication of Betterware´s three business pillars of Product Innovation, Business Intelligence and Technology in Jafra have already delivered positive results. We will continue to recreate the key features of Betterware´s asset-light business model to improve Jafra´s profitability and cashflow generation.

Jafra Mexico’s results reflect positive trends since the acquisition, especially since August 2022, where our base of consultants returned to growth, thus resulting in revenue, EBITDA and cashflow growth. This exceptional performance was ahead of our plans for the quarter, boosted by higher activity and productivity rates. Our average base of consultants continues growing steadily, expanding 17.5% compared to 1Q2022 and 0.8% compared to 4Q2022 despite normal beginning-of-the-year seasonality, with increasing average. orders since the return to in person dynamics.

For the rest of 2023, we remain focused on increasing the consultant and leaders base, providing them with improved training and tools to increase their online sales, which should result in increased market share and better market position in all our categories.

●	Net Revenue

Jafra Mexico’s 1Q2023 results reflect a strong performance ahead of our plans as net revenue for the quarter reached Ps. 1,662.4M driven by a YoY increase of 17.5% in our average consultant base, coupled with higher activity rates and higher average orders. We saw positive performance in all our product lines, with our Fragrances line is the largest contributor to sales, where we continue to strengthen our position as market leaders.

On a QoQ basis, net revenue increased 9.2%, despite the normal seasonality in our business, where the fourth quarter of the year is usually stronger than the first quarter, due to higher activity and productivity rates.

●	Gross Margin

Jafra Mexico´s gross margin for the quarter was 82.0%, above our plans due to favorable promotional balance and the strong performance of high contribution margin of top sellers in Fragrances.

Compared to 4Q2022, gross margin expanded 134-bps mainly related to favorable sales mix.

●	EBITDA and EBITDA Margin

Jafra Mexico´s EBITDA for 1Q2023 was Ps. 277.5M and EBITDA margin was 16.7%. Results were ahead of our expectations, due to the increase in net revenue, efficient expense control related to synergies and optimizations after the acquisition.

Compared to 4Q2022, EBITDA declined 16.8% and EBITDA margin contracted 521-bps. This was mainly due to the cancellation of some provisions that we had in 4Q2022, related to certain contingencies that were resolved at that time.

●	Update on Business Strategies for 2023

During the first quarter of the year, extraordinary results were achieved in terms of net revenue, mainly due to higher activity and productivity, coupled with a growing consultant base. In terms of costs and expenses, we achieved several efficiencies which led to savings and improved profitability.

For the rest of the year, our strategies will remain focused in sales network growth, executing our previously disclosed business strategies where we continue to show progress, namely:

●	Product Innovation: we continue focused on reinforcing and updating our product offering to current global and local consumption trends. Part of our strategy is focused on the process of rebranding the Jafra brand to make it more current, attractive, and profitable, expecting to complete it by de end of 2Q2023. With our faster time-to-market, reduced from 18 to 8 months, we will continue to be specially focused on color and skin care categories, which we have already seen positive results. Innovation will be disruptive; we are very confident that our business will benefit greatly from product innovations in these categories.

●	Business development: our strategies are focused on improving incorporation, retention, and reactivation rates, while working towards improving our incentives programs and promotions during key months, coupled with special focus on the development of future Top Leaders.

●	Technology: during May 2023, we expect to launch Jafranet 2.0. This new App will improve leaders and consultants´ capabilities to better manage their own business and become more efficient. A 24/7 Chatbot will also be set up to assist our sales network and improve their selling experience; we expect to launch it during the year, and to generate more than Ps. 40M savings per year with this development.

●	Operations: Continue focusing on cost control and expense reductions, taking advantage of the identified synergies. Improved our days payable from 77 in 1Q2022 to 91 in 1Q2023, and our days inventory from 141 in 1Q2022 to 102 in 1Q2023, significantly improving our cash conversion cycle. We will continue to strive to optimize our working capital, as well as improving processes for leaders and consultants to achieve better service levels.

Jafra USA

●	Key Operating Metrics

		1Q2023	1Q2022	%	4Q2022	% vs. 4Q2022
	Avg. Base	31,437	36,131	(13.0)%	36,563	(14.0)%
	EOP Base	30,779	35,200	(12.6)%	36,222	(15.0)%
Consultants	Monthly Churn Rate	14.2%	12.2%	198-bps	9.5%	470-bps
	Monthly Activity Rate	40.6%	47.4%	(684-bps )	49.4%	(879-bps )
	Avg. Monthly Order (USD)	$228	$237	(3.6)%	$242	(5.6)%

	Avg. Base	2,080	2,016	3.2%	2,183	(4.7)%
	EOP Base	2,099	1,918	9.4%	2,095	0.2%
Leaders	Monthly Churn Rate	1.8%	6.5%	(468-bps )	6.5%	(466-bps )
	Monthly Activity Rate	80.4%	96.3%	(1,593-bps )	93.7%	(1,333-bps )
	Avg. Monthly Order (USD)	$187	$200	(6.4)%	$208	(10.2)%

	1Q2023	4Q2022	%
Net Revenue	$212,823	$333,472	(36.2)%
Gross Margin	76.5%	76.1%	43-bps
EBITDA	$(35,344)	$19,629	NA
EBITDA Margin	(16.6)%	5.9%	NA

*	Jafra´s financial results prior to the acquisition (April 7th, 2022) are not fully comparable due to differences accounting methods. Before the acquisition Jafra used German GAAP standards and since April 7th, 2022, we use IFRS Standards.

For the full quarter, JAFRA USA continues to show negative results compared to 4Q2022. As previously mentioned, we are currently undergoing a full transformation of the business, adapting our commercial strategies to improve client and consultant opportunity and bring stability to the business. Having said that, during the last month of the quarter, positive changes in business trends reinforce our belief that our turnaround plans are moving in the right direction, including a 69% increase in our VIP members from February to March 2023, increasing consultant´s activity rate from 37.1% in February to 53.8% in March, the reactivation of 4,100 consultants, among other positive indicators. These positive results were better and came sooner than we previously anticipated. We expect improved performance during 2H2023 and going forward, to achieve our business´ full potential.

●	Net Revenue

Net revenue for the quarter reached Ps. 212.8M, below our estimates mainly due to the lower average consultant’s base, which declined 13.0% relative to 1Q2022, coupled with the expected negative initial effects of our strategy changes which upset the rhythm of the Hispanic market within Jafra.

On a QoQ basis, net revenue decreased 36.2% reflecting the previously mentioned negative effect of the rapid changes in our commercial strategies, coupled with an appreciation of the Mexican Peso of approximately 5.4% on average.

●	Gross Margin

JAFRA USA´s gross margin for to the quarter was 76.5%, slightly below our expectations due to aggressive promotions to drive sales and increase activity rates given negative sales trends.

On a positive note, gross margin expanded 43-bps on a QoQ basis.

●	EBITDA and EBITDA Margin

JAFRA USA´s EBITDA for 1Q2023 was Ps. (35.3M) and EBITDA margin was (16.6%), negatively impacted by lower operating leverage due to lower net revenue, coupled inefficiencies at the distribution facility that impacted our expenses and level of service to our customers and consultants.

Corrective actions are currently underway and should result in profitability improvements going forward.

●	Update on Business Strategies for 2023

Jafra USA represents a great opportunity for our company to as we implement our strategies that are expected to result in improved profitability and revenue growth. The successful replication of our business pillars of Product Innovation, Business Intelligence and Technology will be instrumental to the turnaround. Jafra USA´s management team is focused on correcting its course to return to positive performance and, while still early, positive signs during the last month of the year make us confident in our strategies, which include, among others:

●	Product Marketing: as part of our transition strategy, we relaunched our monthly brochure with a reduced page count. This number will continue to gradually decrease along with the number of promotions offered, which should result in higher gross margins due to improved sales mix. In addition, we implemented a product training module titled “Let’s Talk Product” which focuses on educating consultants on product innovation.

●	Product Innovation: at Jafra we are focused on innovating products, taking care of different aspects while doing so, such as launch cadence, product story, trend products, innovative ingredients, innovative delivery methods, and building on fan favorites. Jafra’s rebranding, together with product innovation, will refresh our offer and customers experience with our brand.

●	Digital Marketing: increased direct communication with client base through email and text message, which over time should attract a larger client base and increase our e-commerce conversion rates, resulting in revenue growth. Our digital team has begun educating consultants on social media and digital resources so that they can begin utilizing those platforms to engage clients and improve their monthly sales.

●	Business development: in March we deployed business initiatives to help adjust the course of Jafra USA focused on reactivation and retention, which combined resulted in the reactivation 4,800 consultants and approximately USD $1.1 million increase in net revenue. This heavy focus on reactivation and retention also allowed us to move from a consultant activity rate of 37.1% in February to 53.8% in March.

●	Technology: currently performing a software evaluation for the potential replacement of existing software, focusing on the ecommerce and direct selling space. The implementation of this software will allow us to be competitive in the e-commerce and the direct selling space in the USA.

●	Operations: Freight out expenses were better than expected for the quarter, but we are still working to identify areas to improve costs such as: multi-carrier, shipping tiers for expedited shipping, among others. Currently working with Jafra Mexico to identify potential improvements in our operations.

Capital Allocation

As disclosed in our previous earnings release, during 2023 we will remain focused in the successful integration of the business and the achievement of identified synergies and operating efficiencies, and we estimate that we have the installed capacity in place to support growth for the mid-term, therefore we do not anticipate any large investment requirement for the year.

Our current leverage ratio is at 2.3x Net Debt/ TTM EBITDA, down from 2.6x in 4Q2022, and during the period we were able to reduce our total debt outstanding by Ps. 472.7M. While our financial position remains strong and improving, our objective is to reduce our leverage ratio to below 2.0x by the end of 2023. Therefore, most of our cash flow generation will be destined to prepay debt and reduce our debt burden.

As we also mentioned in our 4Q2022 earnings release, we are confident we can pay growing quarterly dividends if the Group's results are as expected. Therefore, our Board of Directors has proposed to pay a Ps. 150M dividend to shareholders for the quarter, which is subject to approval at the Ordinary General Shareholders’ Meeting of May 15th, 2023.

2023 Guidance and Long-Term Growth Prospects

Given year-to-date results, while there are still uncertainties ahead, we are cautiously optimistic about our short-term prospects and reaffirm our previous guidance for our consolidated business:

	2023	2022	Var %
Net Revenue	Ps. 13,200 - Ps. 14,200	Ps.11,499	15% - 23%
EBITDA	Ps. 2,600 – Ps. 2,800	Ps. 2,213	17% - 27%

*	Figures in millions

There are some exogenous risks that may affect the results of our businesses, such as adverse global and National macroeconomic conditions, inflation, freight costs, disruptions in the supply chain, among others. But we may also have many opportunities that can have the opposite effect, such as the expansion of our sales force, superior activity, greater penetration in the market derived from different approaches such as new product categories, product innovation, differentiated sales channels, in the case of the USA, going to a general market much larger than the Hispanic market -which we will continue to serve-, and of course, taking advantage of the synergies between Jafra and Betterware.

In the longer term, we are confident in our growth prospects in Mexico, the US and internationally, as our recent Jafra acquisition provides a compelling and diversified product portfolio as a group, contributing to our financial strength in changing business environments.

Form 20-F Publication

Betterware de Mexico, SAPI. de CV (the “Company”) has determined that it will not file its annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”) within the prescribed period.

Some minor adjustments identified by us are being validated by our external auditors. The effect is a small reduction in the 2021 result and an improvement in the 2022 result, which combined represent a slight increase in the company's net income. The Company is working diligently to complete all procedures related to these adjustments in order to file Form 20-F within the fifteen-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934.

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of March 31, 2023, and 2022

(In Thousands of Mexican Pesos)

	March 2023	March 2022
Assets
Cash and cash equivalents	579,788	711,625
Trade accounts receivable, net	1,238,152	756,100
Accounts receivable from related parties	12	7
Inventories	1,832,185	1,670,444
Prepaid expenses	134,843	100,754
Income tax recoverable	235,280	-
Other assets	192,968	56,083
Total current assets	4,213,228	3,295,013
Property, plant and equipment, net	2,933,315	1,092,165
Right of use assets, net	282,343	18,264
Deferred income tax	319,157	-
Investment in subsidiaries	1,236	1,521
Intangible assets, net	1,645,283	376,433
Goodwill	1,553,689	353,703
Other assets	44,373	3,229
Total non-current assets	6,779,396	1,845,315
Total assets	10,992,624	5,140,328
Liabilities and Stockholders’ Equity
Short term debt and borrowings	761,419	107,047
Accounts payable to suppliers	1,382,580	1,850,080
Accrued expenses	279,784	199,773
Provisions	792,345	-
Income tax payable	-	52,335
Value added tax payable	132,192	12,805
Trade accounts payable to related parties	104,917	-
Statutory employee profit sharing	162,844	67,415
Lease liability	94,890	7,934
Derivative financial instruments	65,545	71,219
Total current liabilities	3,776,516	2,368,608
Employee benefits	150,876	2,343
Deferred income tax	844,545	80,907
Lease liability	184,731	10,575
Long term debt and borrowings	4,926,846	1,483,082
Total non-current liabilities	6,106,998	1,576,907
Total Liabilities	9,883,514	3,945,515

Stockholders’ Equity	1,107,753	1,193,290
Non-controlling interest	1,357	1,523
Total Stockholders’ Equity	1,109,110	1,194,813
Total Liabilities and Stockholders’ Equity	10,992,624	5,140,328

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended on March 31, 2023, and 2022

(In Thousands of Mexican Pesos)

	Q1 2023	Q1 2022	∆%
Net revenue	3,268,948	1,869,127	74.9%
Cost of sales	889,495	680,327	30.7%
Gross profit	2,379,453	1,188,800	100.2%

Administrative expenses	824,562	315,954	161.0%
Selling expenses	844,502	260,247	224.5%
Distribution expenses	145,177	68,078	113.3%
Total expenses	1,814,241	644,279	181.6%

Share of results of subsidiaries	-	(18,333)	(100.0)%

Operating income	565,212	526,188	7.4%

Interest expense	(210,935)	(29,417)	617.1%
Interest income	12,494	5,412	130.9%
Unrealized loss in valuation of financial derivative instruments	(50,216)	(99,412)	(49.5)%
Foreign exchange (loss) gain, net	(10,573)	6,840	(254.6)%
Financing cost, net	(259,230)	(116,577)	122.4%

Income before income taxes	305,982	409,611	(25.3)%

Income taxes	114,081	142,636	(20.0)%

Net income including minority interest	191,901	266,975	(28.1)%
Non-controlling interest loss	(232)	320	(172.5)%
Net income	191,669	267,295	(28.3)%

EBITDA breakdown (Ps. 659 million)

Concept	Q1 2023	Q1 2022	∆%
Net income including minority interest	191,901	266,975	(28.1)%
(+) Income taxes	114,081	142,636	(20.0)%
(+) Financing cost, net	259,230	116,577	122.4%
(+) Depreciation and amortization	93,744	21,617	333.7%
EBITDA	658,956	547,805	20.3%
EBITDA margin	20.2%	29.3%	(9.2)%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the three-months ended on March 31, 2023, and 2022

(In Thousands of Mexican Pesos)

	Mar 2023	Mar 2022
Cash flows from operating activities:
Profit for the period	191,901	266,975
Adjustments for:
Income tax expense recognized in profit of the year	114,081	142,636
Depreciation and amortization of non-current assets	93,744	21,617
Interest income recognized in profit or loss	(12,494)	(5,412)
Interest expense recognized in profit or loss	210,935	29,417
Gain of property, plant, equipment sale	(1,453)	(61)
Unrealized loss in valuation of financial derivative instruments	50,216	99,412
Share-based payment expense	489	9,011
Currency effect	(4,125)	(96)
Movements in not- controlling interest	(58)	4,560
Movements in working capital:
Trade accounts receivable	(242,952)	21,954
Trade accounts receivable from related parties	49	17
Inventory, net	278,904	(331,066)
Prepaid expenses and other assets	70,657	(4,580)
Accounts payable to suppliers and accrued expenses	(15,861)	(192,733)
Provisions	2,209	-
Value added tax payable	43,050	12,805
Statutory employee profit sharing	27,546	12,110
Trade accounts payable to related parties	8,058	-
Income taxes paid	(129,866)	(178,687)
Employee benefits	(3,031)	250
Net cash generated (used) by operating activities	681,999	(91,871)
Cash flows from investing activities:
Investment in subsidiaries	-	(1,024)
Payments for property, plant and equipment, net	(10,707)	(55,521)
Proceeds from disposal of property, plant and equipment, net	7,518	6,299
Interest received	12,494	5,412
Net cash generated (used) in investing activities	9,305	(44,834)
Cash flows from financing activities:
Repayment of borrowings	(1,000,000)	(120,006)
Proceeds from borrowings	550,000	220,000
Interest paid	(215,719)	(49,509)
Lease payment	(32,137)	(2,089)
Share repurchases	-	(25,264)
Dividends paid	(99,806)	(350,000)
Net cash used in financing activities	(797,662)	(326,868)
Net decrease in cash and cash equivalents	(106,358)	(463,573)
Cash and cash equivalents at the beginning of the period	686,146	1,175,198
Cash and cash equivalents at the end of the period	579,788	711,625

Use of Non-IFRS Financial Measures

This announcement includes certain references to EBITDA, EBITDA Margin, Net Debt:

EBITDA: defined as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes

EBITDA Margin: is calculated by dividing EBITDA by net revenue

EBITDA and EBITDA Margin are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies.

Betterware believes that these non-IFRS financial measures are useful to investors because (i) Betterware uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate Betterware’s EBITDA and provide more tools for their analysis as it makes Betterware’s results comparable to industry peers that also prepare these measures.

Definitions: Operating Metrics

●	Betterware de México (Associates and Distributors)

Avg. Base: Weekly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Weekly Churn Rate: Average weekly data. Total Associates/Distributors lost during the period divided by the beginning of the period Associate/Distributor base.

Weekly Activity Rate: Average weekly data. Active Associates/Distributors divided by ending Associate/Distributor base.

Avg. Weekly Order: Average weekly data. Total Revenue divided by number of active Associates/Distributors

●	Jafra (Consultants and Leaders)

Avg. Base: Monthly average Consultant/Leader base

EOP Base: Consultant/Leader base at the end of the period

Monthly Churn Rate (Consultants): Average monthly data. Total Consultants lost during the period divided by the number of active Consultants 4 months prior. A Consultant is terminated only after 4 months of inactivity.

Monthly Churn Rate (Leaders): Average monthly data. Total Leaders lost during the period divided by end of period Leader’s base.

Monthly Activity Rate: Average monthly data. Active Consultants/Leaders divided by the end of period Consultant/Leaders base.

Avg. Monthly Order (Consultants): Average monthly data. Total Catalogue Revenue divided by number of consultant orders.

Avg. Monthly Order (Leaders): Average monthly data. Total Leaders Revenue divided by number of leaders orders.

About Betterware de México, S.A.P.I. de C.V.

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on creating innovative products that solve specific needs regarding organization, practicality, space saving and hygiene within the household. Betterware’s wide product portfolio includes home organization, kitchen, commuting, laundry and cleaning, as well as other categories that include products and solutions for every corner of the household.

The Company has a differentiated two-tier network of distributors and associates that sell their products through twelve catalogs per year. All products are designed by the Company and under the Betterware brand name through its different sources of product innovation. The Company’s state-of-the-art infrastructure allows it to safely and timely deliver its products to every part of the country, backed by the strategic location of its national distribution center. Today, the Company distributes its products in Mexico and Guatemala, and has plans of additional international expansion.

Supported by its asset light business model and its three strategic pillars of Product Innovation, Business Intelligence and Technology, Betterware has been able to achieve sustainable double-digit growth rates by successfully expanding its household penetration and share of wallet.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document and that many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward looking statements. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections and encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2020 and any of the Company’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences

The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect the Company’s operations and financial performance, and the forward statements contained herein, is available in the Company’s filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

1Q2023 Conference Call

Management will hold a conference call with investors on April 28, 2023, at 8:00 am Central Standard Time (CST)/ 9:00am Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13737895

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free:  1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13737895

Contacts:

Company:

Betterware IR

ir@better.com.mx

+52 (33) 3836 0500 Ext. 2011